

Adam Van Cleave

Elevating the snack food industry.

Frisco, Texas

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Van Cleave Dry Goods LLC

Wayne State University Law School

 **See contact info**

 36 connections

www.vcdrygoods.com

Experience

Founder and CEO
Van Cleave Dry Goods LLC
Feb 2014 – Present • 4 yrs 5 mos



Operations Supervisor
Con-way, Inc.
Oct 2011 – Jun 2014 • 2 yrs 9 mos
Dallas/Fort Worth Area

Accountable for controlling the manpower requirements of the service center and accurately forecasting the daily production schedule for a given shift, including choreographing the movement of up to 3M pounds of freight on a daily basis. Responsible for customer satisfaction by leading a team to produce a high-quality product in accordance with forecasts and customer expectations. Develops succinct, cohesive communications packages for executive-level consumption. Implements Lean/5S strategies as a means of improving operational efficiency. Trains team members in a manner that develops each individual to their highest potential.



Management Trainee
Con-way, Inc.
Aug 2011 – Oct 2011 • 3 mos
Dallas/Fort Worth Area

Participated in a 13-week management training program in order to building expertise in all facets of business management, with a focus on lean principles, 5S, and sales. Excelled in the art of how to effectively and efficiently lead and develop professional team members. Gained superior knowledge in logistics and supply chain management.



Summer Associate Law Clerk
Kaufman Payton & Chapa
May 2009 – Jan 2010 • 9 mos
Greater Detroit Area

Primarily performed legal research and drafted memoranda in matters involving insurance defense, contract law, and evidentiary issues. Also, aided with depositions and client intake.

 **Civil Mediator**

Macomb Resolution Center

Jan 2009 – May 2009 • 5 mos

Greater Detroit Area

Trained as a Civil Mediator, and made responsible for the mediation of cases from start to finish. Excelled in the art of alternative dispute resolution and conflict management.

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Education

 **Wayne State University Law School**

Doctor of Law (JD), Law

2007 – 2010

• Senior Member of the Wayne State University Law School Moot Court Team, 2010.

• Mentored new and transferring students of Wayne State University Law School during personal tenure.

 **Oakland University**

Bachelor of Arts (BA), Political Science and Government

2003 – 2007

• Founding Member and Finance Chairman of the Oakland University Chapter of Phi Alpha Delta, 2004.

• Founding Member and President of the Oakland University Chapter of the American Civil Liberties Union, 2004.

• Founding Member and Vice President of the Oakland University Italian Organization, 2005.

Skills & Endorsements

Leadership · 5

Endorsed by **5 connections**

Management · 4

Endorsed by **4 connections**

Logistics · 3

Reinaldo Montalvo and 2 connections have given endorsements for this skill

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